SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                    _______________________

                          SCHEDULE 13D
                             Under
               The Securities Exchange Act of 1934

                    _______________________

              GOLDEN ISLES FINANCIAL HOLDINGS, INC.
________________________________________________________________
                         (Name of Issuer)


                           Common Stock
________________________________________________________________
                  (Title of Class of Securities)


                            381087105
________________________________________________________________
                          (CUSIP Number)


                         Charles K. Werk
                           203 Medinah
                St. Simon's Island, Georgia  31522
                          (912) 638-2585
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         January 8, 2001
________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition that is the Subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
     the following box.  [    ]



CUSIP No. 381087105
________________________________________________________________

     1.   Names of Reporting Persons.  Social Security Numbers or
     I.R.S. Identification Numbers of above persons (entities only).

                         Charles K. Werk

________________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

               (a)  Not Applicable
               (b)  Not Applicable
________________________________________________________________

     3.   SEC Use Only
________________________________________________________________

     4.   Source of Funds (See Instructions)

                                PF
________________________________________________________________

     5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

                          Not Applicable
________________________________________________________________

     6.   Citizenship or Place of Organization

                     United States of America
________________________________________________________________

               7.   Sole Voting Power        153,380
Number of ______________________________________________________
Shares
Beneficially   8.   Shared Voting Power      0
Owned By  ______________________________________________________
Each
Reporting      9.   Sole Dispositive Power   153,380
Person    ______________________________________________________
With
               10.  Shared Dispositive Power 0
________________________________________________________________

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                             153,380
________________________________________________________________

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

                          Not Applicable
________________________________________________________________

     13.  Percent of Class Represented by Amount in Row (11)

                               6.1%
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     14.  Type of Reporting Person (See Instructions)

                                IN
________________________________________________________________

        Item 1. Security and Issuer.

   This statement relates to the No Par Value Common Stock of
Golden Isles Financial Holdings, Inc., a Georgia corporation
("GIFH"). The principal executive offices of GIFH are located at 3440 Cypress Mill Road, Brunswick, Georgia 31522.

        Item 2. Identity and Background.

           (a)  The name of the person filing this statement is Charles
        K. Werk.

           (b)  Mr. Werk's business address is 200 Indigo Drive,
        Brunswick, Georgia  31525.

           (c) Mr. Werk is currently employed as a the President of a label manufacturing company. The name and address of the company in which Mr. Werk is employed at Coastal
        Sleeve Label, Inc., 200 Indigo Drive, Brunswick, Georgia
        31525.

           (d) Mr. Werk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Mr. Werk has not, during the last five years, been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)  Mr. Werk is a citizen of the United States of America.


        Item 3. Source and Amount of Funds or Other Consideration.

   The total cost of the shares of Common Stock in GIFH purchased by Mr. Werk was $1,112,005. Mr. Werk utilized personal funds to purchase the Common Stock in GIFH.

        Item 4. Purpose of Transaction.

   The purpose of the acquisition by Mr. Werk of the shares of Common Stock of GIFH was to make a long term investment in GIFH. Mr. Werk plans to continue to acquire shares of Common Stock of GIFH as a long term investment in GIFH. Mr. Werk is a member of the Board of Directors of GIFH. Mr. Werk does not have any present plans or proposals which would result in:

           (a)  The disposition of securities of GIFH;
           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GIFH or any of its subsidiaries;
           (c) A sale or transfer of a material amount of assets of GIFH or any of its subsidiaries;
           (d) Except as set forth above, any change in the present board of directors or management of GIFH, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
           (e) Any material change in the present capitalization or dividend policy of GIFH;
           (f) Any other material change in the business or corporate structure of GIFH;
           (g) Changes in the charter or bylaws of GIFH or instruments corresponding thereto or other actions which may impede the acquisition of control of GIFH by any person;
           (h) Causing a class of securities of GIFH to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
           (i) A class of securities of GIFH becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
           (j)  Any action similar to any of those enumerated above.

Although Mr. Werk does not have any present plans to effect any of the foregoing, Mr. Werk would consider any such proposal.

        Item 5. Interest in Securities of the Issuer.

           (a) The aggregate number of shares of Common Stock of GIFH beneficially owned by Mr. Werk is 158,380. The 158,380 shares of Common Stock of GIFH beneficially owned by Mr.
        Werk constitutes 6.1 percent of the issued and outstanding shares of the Common Stock of GIFH;

           (b) Mr. Werk has the sole power to vote, and sole power to dispose of, the shares described in paragraph (a) above;

           (c) Mr. Werk has not effected any acquisitions of shares of Common Stock of GIFH in the last sixty (60) days.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of GIFH described in paragraph (a) above; and

           (e)  Not applicable.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Werk and any other person with respect to any securities of GIFH.

        Item 7. Material to Be Filed as Exhibits

                         Not Applicable.






                            Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        December 31, 2000
________________________________________________________________
Date
                               /s/
________________________________________________________________
Signature
                         Charles K. Werk
________________________________________________________________
Name/Title